

May 10, 2022

Emil Michael
President
D-Wave Quantum Inc.
3033 Beta Avenue
Burnaby, British Columbia V5G 4M9
Canada

Re: D-Wave Quantum Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed April 26, 2022
File No. 333-263573

Dear Mr. Michael:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 15, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-4

Q: What interests does the Sponsor and DPCM's officers and directors have in the Transaction?, page 9

1. We note your response to prior comment 3 and your tabular presentation on page 10. However, the revised disclosure does not appear to present the dollar amount in the post-merger company that the sponsor and affiliates of the sponsor have at risk that depends on completion of a business combination as one amount in the aggregate. The aggregate calculation should include the current value of securities held, any loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Please revise or advise.

PIPE Subscription Agreements, page 25

2.   We note your response to prior comment 4. Please disclose the price per share that the PIPE investors will pay for their shares depending on your No Redemption Scenario and Maximum Redemption Scenario according to the respective Exchange Ratio.

Our Business Model, page 185

3.   We note your response to prior comment 8. You include a chart on page 185 that appears to list four phases, Discovery, PoC, Pilot, and In-Prod. We note on page 51 you refer to these phases as initial engagement, proof of concept, pilot deployment and full production. On page 187 you refer to "Phase 1" and "Phase 2," but these terms are not defined. Given that a substantial majority of D-Wave's revenue is generated through D-Wave Launch, please consistently identify and describe these stages so that an investor can understand your chart and four-phase engagement model. Clearly describe why phases one through three are described as "one-time" and phase four is described as "recurring." Further, please clarify whether the "free, unlimited access" to D-Wave's Leap quantum cloud service platform includes access to only certain free resources, but not "unlimited" time to use the QPU as your subsequent disclosures suggest. Disclose how many of the 25,000 users that have signed up for your Leap quantum cloud service are paid subscribers.

Competition, page 193

4.   We note your response to prior comment 20 and reissue our comment in part. We note your disclosure on page 47 that D-Wave's growth is dependent on scaling up manufacturing of its products and constructing quantum computing technology. Disclose material details about how you are going to expand your manufacturing capacity or advise.

D-Wave Management's Discussion and Analysis of Financial Condition and Results of Operations, page 196

5.   To the extent material, please disclose the nature of your customer base. For example, we note that the company noted publicly in a separate filing that Quantum Computing as a Service (QCaaS) from commercial customers generated about two-thirds of D-Wave's revenue in 2021. As a separate example, we also note news articles that indicate that D-Wave customers or developers use its solutions to engage in crypto-asset mining, develop cryptography algorithms for crypto asset mining or participate in other crypto asset-related activities or applications. Discuss, if material, any risks and/or uncertainties related to the use of the solutions for crypto-asset mining.

The Transaction Agreement and PIPE Financing, page 196

6.   We note your response to prior comment 8. On page 152, you disclose that "[c]osts directly attributable to the Transaction (excluding DPCM underwriter's fees and PIPE fees

described in (b) and (c), respectively) amount to $34.0 million." You further disclose the deferred underwriting fee as $10.5 million and certain PIPE financing fees of $100,000. Accordingly, as these amounts equal about $44.6 million, please advise what costs are estimated to be "incremental" and in what amount. Further, please clarify on page 197 whether the transaction costs described in this section will be recorded as a *reduction* to additional paid-in capital.

Results of Operations
Revenue, page 200

7. We note that the increase in the growth of your professional services revenue was substantially larger than the growth in your QCaaS revenue over the same period. Please revise your MD&A to separately discuss the reasons for these changes. Please also revise your MD&A to address any future trends that are expected to affect your results from operations, including any trends related to developments in the crypto asset industry. For example, based upon your projections on page 278, it appears that you anticipate substantial growth in lower margin professional services revenue offset by a substantial decline in higher margin QCaaS revenue during 2022 as compared to 2021.

Critical Accounting Policies and Significant Management Estimates
Revenue recognition, page 207

8. We note your response to prior comment 33. It appears you have fully constrained your variable consideration for all periods presented. If true, please revise to more fully explain how variable consideration arises in your contracts with customers, what aspects of these arrangements cause the risk of a significant reversal of revenue, and how you determine when uncertainties associated with the variable consideration are resolved. Refer to Item 303(b)(3) of Regulation S-K.

Background of the Transaction, page 267

9. We note your response to prior comment 25 indicating that after the financial projections of D-Wave were presented to the DPCM board on July 20, 2021, the assumptions underlying the financial projections were discussed on July 21, 2021, and certain conservative adjustments were made. Please identify the conservative adjustments in your disclosure. Further, please confirm that the financial projections included in your registration statement are materially the same as the initial projections presented to the DPCM board. If the financial projections in your disclosure are materially different, please explain these differences (e.g., different assumptions), and what changes were made and why.

Financial Projections, page 278

10. We note your response to prior comment 27. Please revise your table on page 278 to disclose total operating expenses for each period presented.

11.   We note your response to prior comment 28. We note that QCaaS revenue represents 83% of 2020 total revenues and 70% of 2021 total revenues while Adjusted EBITDA is negative for both periods. Please revise to explain in greater detail how the shift to QCaaS revenue is expected to result in higher gross profit. As a related matter, please also revise to more fully describe the specific assumptions that you made in projecting a significant increase in Adjusted EBITDA margin from 7% in 2025 to 41% in 2026.

The DPCM Board's Reasons for the Approval of the Transaction, page 279

12.   We note your response to prior comment 30. Please address how the DPCM board, in the course of its deliberations to negotiate and recommend the business combination, considered the conflicts you disclose and the fact that DPCM's management has pre-existing fiduciary duties and other contractual obligations.

D-Wave Systems, Inc. Consolidated Financial Statements
2. Basis of presentation and summary of significant accounting policies
Revenue recognition, page F-16

13.   We note your response to prior comment 32. Please revise to disclose the types of products or services that you do not sell separately and therefore, do not have directly observable SSP.

    You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Adam M. Givertz